July 8, 2019

Attn: Russell Mancuso; Tim Buchmiller
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, DC 20549

Re: THC Therapeutics, Inc.
    Amendment No. 3 to Registration Statement on Form 10-12G
    Filed April 8, 2019
    File No. 000-55994

Ladies and Gentlemen:

THC Therapeutics, Inc. (the "Company") provides the following response (the "Response Letter") to the comments contained in the letter (the "Comment Letter") of the staff of the Division of Corporation Finance (the "Staff") of the
U.S. Securities and Exchange Commission (the "Commission") dated April 29, 2019, relating to the above-referenced filing (the "Form 10/A").

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

    1. Please reconcile your response to the first sentence of prior comment 1 with your disclosure on pages 21 and 27. Also clarify how you addressed the last sentence of prior comment 1; for example, it is unclear how your disclosure on page 25 addresses all relevant transactions reflected on page F-3.

Response: The Company has updated the information under Item 7 to include information related to the related party transactions that occurred in the interim period.

    2. Please indicate the nature of the business activities that the registrant conducted under its current and previous names. For activities that the registrant no longer conducts, address the reasons that those activities were discontinued. Add appropriate risk factor disclosure regarding (1) the registrant's history of discontinued activities and (2) the nature and magnitude of any of the registrant's retained obligations or liabilities related to discontinued activities or previous activities that are not currently a focus. Also tell us the potential accounting impact of any such obligations or liabilities.

Response: The Company has rescinded all agreements related to tokens or other cryptoassets as of June 26, 2019.
As a result of the rescissions, the Company no longer has any obligations or liabilities related to these activities.
Further, as a result of the rescissions, the Company will record a return of the shares issued under the rescinded agreements and a current period adjustment to effectively reverse the impact of the transactions recorded in the prior periods.


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     3. Please tell us the status of any arrangements you have with Transform Group. If prior relationships or agreements were terminated, please tell us the nature of those relationships or agreements and the date that they were terminated.

Response: We have never had any arrangements or agreements with Transform
Group.

    4. We note the references to four press releases per month in Section 1 of exhibit 10.2 to your Form 8-K filed
         February 20, 2019. Please provide us copies of those press releases. Also, please tell us the address of the
         Informational Website mentioned in that exhibit.

Response: A copy of the single press release Regal Consulting, LLC ("Regal") has assisted the Company with can be found at http://www.o tcmarkets.com/stock/THCT/news/Co-Founder-of-Nasdaq-Global-Corporate-Solutions-
Group-Joins-Board-of-THC-Therapeutics-THCT?id=227082. Regal has also posted advertisements regarding the
Company on the internet, which the Company does not consider press releases as they are only Regal's summaries of actual Company press releases. In the interest of disclosure, we requested Regal to provide us copies of all of those advertisements, and we have included them as exhibits to this Response Letter.

    5. Given your revised disclosure in response to prior comment 4, it is unclear why you refer to your product throughout your filing as "sanitizing." Please advise or revise your disclosure as appropriate.

Response: We refer to the dHydronator as "sanitizing" because it sanitizes plant materials. According to www.dictionary.com, "sanitize" means "to free from dirt, germs, etc., as by cleaning or sterilizing" or "to make less offensive by eliminating anything unwholesome, objectionable, incriminating, etc." The dHydronator does both: it frees plant material from germs by a proprietary UV sterilization process which kills germs on the plant material-- and making the plant material less offensive by eliminating germs on the plant material. The dHydronator eliminates more bacteria the longer the proprietary sanitizing technology is used during drying process. We have revised our disclosure to include additional testing data (showing elimination of 99% of the bacterial count after 15.5 hours of drying) and to clarify that the use of the product will not eliminate all bacteria.

    6.   Please clarify how you addressed the last sentence of prior comment 7.

Response: We have now rescinded each contract to acquire digital assets. Accordingly, we will not be acquiring any digital assets, and since we will not be acquiring any digital assets, we will not be disposing of any digital assets. We have therefore removed disclosure regarding federal, state, local or foreign regulation of blockchain technology or digital assets.

    7. Please provide us your analysis of whether the assignment of the patents that you mention in your response to prior comment 9 should be filed as an exhibit to your registration statement. Also, tell us how the registrant acquired the rights to the claims covered by application no. 15/467,722 that you mention in this section.

Response: We do not believe Harvey Romanek's assignment of intellectual property to Brandon Romanek is material since the Company was not a party to the assignment and Harvey Romanek's assignment of the intellectual property to Brandon Romanek was performed in November of 2016, well before the filing of our registration statement. See Item 601(b)(10)(i)(A) of Regulation S-K.

Brandon Romanek's assignment of the intellectual property specifically assigned provisional patent application no.
62/312,327 from 2016 (attorney docket number 5503.101, Title of Invention:
"Plant Dryer With Improved
Convection Flow", the "Provisional Patent Application"), and pursuant to the terms of the assignment agreement with the Company, the term "Assigned Patents" included "any and all patent applications and/or patents maturing from a continuation, continuation-in-part, division, reissue or reexamination of any Assigned Patents." See Patent
Assignment dated January 7, 2017,  1.

Patent application no. 15/467,722 filed in March of 2017 (same attorney docket number 5503.101; same Title of
Invention: "Plant Dryer with Improved Convection Flow") was the non-provisional utility patent application arising from the prior Provisional Patent Application and was covered by the prior assignment.
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    8. We note your response to prior comment 5. Please provide us your analysis of the materiality of any risk that the Commission or a court might disagree with your conclusions regarding the applicability of an exemption from registration under the Securities Act.

Response: We have now rescinded each contract to acquire digital assets. We have not acquired any securities, we do not plan to acquire any securities in the future, and we believe the Staff's comment is now moot.

    9. We note your response to prior comment 2 that you believe you are not an investment company pursuant to rule 3a-2 under the Investment Company Act.

         Please supplementally confirm that an appropriate resolution was made by your board of directors and has been recorded contemporaneously in your minute books or comparable documents pursuant to rule 3a-
         2(a)(2) under the Investment Company Act, and provide the date such resolution was made.

         Please supplementally provide the date in which the one-year period commenced pursuant to rule 3a-2(b)
         under the Investment Company Act. As you noted in your prior response, you are relying on rule 3a-2, which provides that the period of time shall commence on the earlier of: (1) the date on which an issuer owns securities and/or cash having a value exceeding 50 percent of the value of such issuer's total assets or
         (2) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding
         40 percent of the value of such issuer's total assets (exclusive of Government securities and cash items). In your response, please provide a discussion of your acquisition of equity or tokens of any blockchain technology company, including BurstIQ, ImpactPPA and Robot Cache, and at what point these acquisitions caused you to exceed such limits noted above.

Response: Such board of director resolution was made on September 26, 2018, and contemporaneously recorded in our minute book. In any event, we have now rescinded each contract to acquire digital assets. We have not acquired any securities, we do not plan to acquire any securities in the future, and we believe the Staff's comment is now moot.

    10. We note your response to prior comment 18 that states "as of the date of this correspondence, the Company has not received the tokens or equity in Robot Cache, but based on information available to the Company in March 2019, the Company believes that it will receive some form of equity in lieu of tokens and that the issuance is expected to take place within the next 180 days." We also note your disclosure on page 5 that states "we have not received, and we may never receive, any tokens or equity of any of the Target
        Companies, and even if we do, we plan to hold any such assets as a long-term investment." Please supplementally discuss whether your plan to hold such assets as a long-term investment, if received, would cause you to fall under the definition of an investment company under the Investment Company Act.
        Further, please discuss your plans to ensure that you do not fall under the definition of an investment company in the future based on your holdings in investment securities.

Response: We have now rescinded each contract to acquire digital assets, including our contract with Robot Cache.
Accordingly, we will never receive any Robot Cache tokens or equity. We have not acquired any securities, we do not plan to acquire any securities in the future, and we believe the Staff's comment is now moot.

    11. We note your response to prior comment 11. Please revise your disclosure to clarify which provisions of your articles of incorporation, bylaws and law are relevant to this risk factor.

Response: We have done so.
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    12. We note your disclosure on page 6 regarding the securities issued to Robot Cache. Please tell us why the first table in your disclosure on page 22 does not include Robot Cache and the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to your securities held by
        Robot Cache.

Response: As of July 31, 2018, the date of the beneficial ownership table in our prior disclosure, Robot Cache had not yet received shares of Company common stock. We have rescinded our agreements with Robot Cache, and
Robot Cache therefore no longer possesses warrants to acquire our common stock. Robot Cache does not beneficially own, or have the right to acquire, 5% or more of any class of our voting securities, and therefore Robot
Cache and its control persons have not been included in our updated beneficial ownership table.

    13. Please address that part of prior comment 12 regarding accounts payable related party.

Response: We have revised the Form 10/A accordingly.

    14. Please disclose the factual basis alleged to underlie the BurstIQ proceeding. Also quantify the damages sought.

Response: We have now rescinded our agreement with BurstIQ, and the BurstIQ proceeding has been dismissed.
We have revised our disclosure accordingly.

    15. Please revise your disclosure regarding the sales to consultants to clarify the nature and aggregate amount of consideration you received. For example, if appropriate, disclose the type and duration of consulting services you received.

Response: We have revised the Form 10/A accordingly.

    16. Please provide us your calculations using the information in this section to show us how the number of outstanding common shares increased to 13,107,190 from the number outstanding on July 31, 2018 as indicated on page F-1.

Response: Our transfer agent issued a correction to the total shares outstanding post-stock split after the completion of our audit which increased the total shares outstanding by 1,151 shares of common stock. We have corrected the figure in the relevant financial statements. We have also included a summary of our stockholders' equity activity below.


Additiona                        Total
            Preferred A  Preferred B                                       l
           Accumulate Stockholder
               Stock        Stock               Common Stock            Paid-in
    Stock      d           s'
                   Amou Share Amou                     Amou
    Payabl
           Shares    nt   s      nt             Shares   nt
Capital      e      Deficit     Deficit
Balance,
July 31, 206,00                16,50            13,004,74       13,00
11,128,68   190,24    (9,394,07
2018          0         206        0      17            0           5
9        5            2)   1,938,090
Shares
and
warrants
for
services  1,000           1        -        -     96,200          96
480,673   32,935            -      513,705
Shares
    (25,00
and           -            -       -        -      6,250           6
24,994        0)           -             -
 warrants
issued for
cash
investmen
ts
Imputed
interest          -         -       -       -           -           -
1,214         -           -        1,214
Shares
issued for
settlement
of debt           -         -       -       -           -           -
-   49,620           -       49,620
Net loss
             (3,982,27    (3,982,27
                  -         -       -       -           -           -
-        -           7)           7)
Balance,
January      207,00             16,50           13,107,19       13,10
11,635,57   247,80   (13,376,3    (1,479,64
31, 2019          0       207       0    17             0           7
0        0         49)            8)

    17. We note from the third paragraph on page 14 that the reverse stock split which took effect on December
        10, 2018 has not been applied to your audited financial statements for the fiscal years ended July 31, 2018 and 2017. Revise your financial statements and all relevant sections of the filing to give retroactive effect to the reverse stock split for all periods presented. Refer to ASC 260-10-55-12 and SAB Topic 4C.

Response: We have revised the Form 10/A accordingly.

    18. We note that your statement of cash flows is labeled for the three months ended January 31, 2019 and
        2018. However, the financial information appears to be for the six months ended January 31, 2019 and
        2018. Please revise your filing to refer to the correct periods. Refer to Rule 8-03 of Regulation S-X.


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Response: We have revised the Form 10/A accordingly.

    19. Please file the promissory notes mentioned on pages 17 and F-7.

Response: The note mentioned on prior page 17 has been retired, and the two notes mentioned on prior page F-7 were settled via the issuance of common stock on January 4, 2018, as previously disclosed. We will review all other outstanding promissory notes for materiality prior to filing our Annual Report on Form 10-K for the fiscal year ending July 31, 2019, and we intend to file all outstanding material promissory notes as exhibits to the Annual
Report.

Thank you for your assistance and review.

Sincerely,

THC Therapeutics, Inc.

/s/ Brandon Romanek

Brandon Romanek
Chief Executive Officer